

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via Email
Shaun Roberts
Chief Executive Officer
KonaRed Corporation
2829 Ala Kalanikaumaka St., Suite F-133
Koloa, Hawaii 96756

> Re: **KonaRed Corporation**
>   **Registration Statement on Form S-1**
>   **Response dated October 20, 2014**
>   **File No. 333-198804**

Dear Mr. Roberts:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1 in our letter dated October 8, 2014. However, the legal and factual basis that you relied on in concluding that the issuance of 42.75 million shares to Sandwich Isles on October 4, 2013 was exempt from registration under Section 4(a)(2) is still unclear, because the asset transfer and the distribution by Sandwich Isles appear to be parts of the same transaction.

    If Rule 145(a)(3) of the Securities Act is applicable to the asset transfer, then the distribution of the KonaRed shares within one year after the asset sale transaction would be deemed to be portions of the same transaction and involve a sale for value of KonaRed stock to the 161 Sandwich Isles shareholders, because Sandwich Isles contemplated at the time of the asset transfer that the distribution of the KonaRed shares would occur within one year, as noted in comment 2 below. See SEC Release No. 33-5316 (October 6, 1972). Regardless of whether Rule 145(a)(3) is applicable to the asset transfer, the distribution of KonaRed shares is still a Section 2(a)(3) distribution for value because there was a meaningful change in the underlying beneficial ownership of the securities at the time of the asset transfer.

Therefore, please tell us in reasonable detail the legal and factual basis that you relied on in concluding that the distribution of the 42.75 million KonaRed shares to 161 Sandwich Isles shareholders on October 4, 2013 was exempt from registration.

2. We reissue prior comment 2. Please disclose in the filing the origin and nature of any arrangement, agreement or understanding between KonaRed, Sandwich Isles, or any affiliates of KonaRed and Sandwich Isles (including Messrs. Roberts and Schorr), and the selling shareholders related to the asset purchase transaction, the issuance, the distribution and/or the registration of the KonaRed shares being offered in the registration statement. In this regard, we note:

- The Form 8-K filed by KonaRed on September 18, 2014 states that "[t]his registration fulfills a commitment made to such shareholders."

- The Schedule 13Ds filed by Messrs. Roberts and Schorr in September 2014 state that "[u]nder the Asset Purchase Agreement [dated October 4, 2013] governing the transaction between KRED and SITC, Mr. Roberts and Mr. Steven Schorr were designated as a [sic] trustees of 42,750,000 KRED shares to be distributed to SITC shareholders. On May 23, 2014, SITC was dissolved and the process of distribution of the 42,750,000 KRED shares held in trust began and has been completed as of current date."

3. We reissue prior comment 3. Please revise your footnotes in the selling stockholder table on page 15 to identify the natural persons who have sole or shared voting or investment power over the selling shareholder entities. For guidance, see Question 140.02 of our Compliance & Disclosure Interpretations (Regulation S-K).

4. Please file as an exhibit the agreement relating to the commitment made to the Sandwich Isles shareholders to register their KonaRed shares, as described in your Form 8-K filed on September 18, 2014. If this agreement is an oral contract, please file a written description of the contract. For guidance, see Question 146.04 of our Compliance & Disclosure Interpretations (Regulation S-K).

5. We were unable to find a provision in the Asset Purchase Agreement dated October 4, 2013 relating to the trustee arrangement, as described in the Schedule 13Ds filed by Messrs. Roberts and Schorr. Please identify the relevant section in the Asset Purchase Agreement or provide us a copy of the agreement(s) relating to the trustee arrangement.

6. It appears that material information relating to Asset Purchase Agreement and the related transactions for the issuance of 42.75 million shares to 161 Sandwich Isles shareholders was not described in your prior EDGAR filings, including the trustee arrangements, the registration rights provided to the 161 Sandwich Isles shareholders, and the security ownership of beneficial owners of KonaRed in accordance with Item 403 of Regulation S-K and Rule 13(d)(3) of the Exchange Act. Accordingly, please tell us in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures were effective as of the end of the period covered by the Form 10-K for the year ended December 31, 2013, and whether your officers remain of this view. In addition, please tell us, with a view toward disclosure, why your officers concluded that the company's disclosure controls and procedures were not effective as of the end of the periods covered by the Forms 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2014.

Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Craig Rollins, Esq.
        Clark Wilson LLP